Westmount, May 10, 2002

02034029

SEC RECEIVED PROCESSING
MAY 13 2002
WASH. D.C. 152 SECTION

Securities and Exchange C
450 Fifth Street N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Afri-Can
Marine
Minerals
Corporation

4444 St-Catherine Street W.
Suite 201
Westmount, Quebec
Canada
H3Z 1R2

Tel.: (514) 846-2133
Fax: (514) 846-1435
E-mail:
info@afri-canmarine.com
Web site:
www.afri-canmarine.com

Attention: **Division of Corporate Finance: Office of International Corporate Finance**

Reference: **Afri-Can Marine Minerals Corp. SEC Rule 12g3-2(b) Exemption File 82-3329**
(please note that the name of the company (formerly Nora Exploration Inc.) has changed on March 10, 2000)

Sir/Madam,

We trust the enclosed documentation is satisfactory in meeting our company's current reporting requirements.

Please find enclosed a copy of:

- our Second Quarter Consolidated Balance Sheets (unaudited);
- several press releases.

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

Kindly direct any comments or questions to the undersigned.

Sincerely,

D Maschtall

Daniele Maschtall,
Administrative Assistant

/dm
encls.

dlw 5/15

FORM 51-901F

Quarterly Report

Incorporated as part of:	X	Schedule A
		Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER:	Afri-Can Marine Minerals Corp.
ISSUER ADDRESS:	4444 Ste-Catherine St. West, Suite 201, Westmount, QC Canada, H3Z 1R2
CONTACT PERSON:	Bernard J. Tourillon
CONTACT'S POSITION:	Executive Vice-President and CFO
CONTACT TELEPHONE NUMBER:	(514) 846-2133
FOR QUARTER ENDED:	February 28, 2002
DATE OF REPORT:	April 25, 2002
CONTACT EMAIL ADDRESS:	info@afri-canmarine.com
WEB SITE ADDRESS:	www.afri-canmarine.com

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUEST IT.

Bernard J. Tourillon	(s) Bernard J. Tourillon	April 25, 2002
NAME OF DIRECTOR	Signed	DATED
Marcel Drapeau	(s) Marcel Drapeau	April 25, 2002
NAME OF DIRECTOR	Signed	DATED

Afri-Can Marine Minerals Corporation

Unaudited Consolidated Financial Statements - Second Quarter



As at February 28, 2002

SEC RULE 12g3-2(b) Exemption
File 82-3329

CORPORATE PROFILE

Afri-Can Marine Minerals Corp. ("Afri-Can") is a Canadian marine diamond exploration and development company operating mainly off the coast of Namibia where the most valuable resources of gem diamonds have been identified. The Company is one of the largest concession holders in the area with interests in 28 exploration licenses, covering 26,500 square kilometers. The concessions are located in deep water near the mouth of the Orange River and in shallow water, north of Luderitz. The aim of the corporation is to develop and exploit a world class diamond resource.



***mv* Douglas Bay marine vessel**
Photography courtesy of De Beers Marine (Pty) Limited

MANAGEMENT'S DISCUSSION AND ANALYSIS

Afri-Can is a mineral exploration and development corporation primarily engaged in the acquisition and development of major marine diamond properties. Afri-Can's vision is to find and develop world-class marine diamond resources. Afri-Can's principal assets are a series of option and joint venture agreements, signed with different Namibian empowerment groups, giving the Corporation control of 28 marine concessions covering 26,500 square kilometers and making Afri-Can's combined interest the largest concession area off the coast of Namibia.

This discussion and analysis of the Corporation should be read in conjunction with the accompanying consolidated financial statements and related notes. This financial information was prepared in accordance with generally accepted Canadian accounting principles. Unless expressly stated otherwise, all references to dollar amounts are in Canadian dollars.

Results of operations

As the Corporation worldwide exploration and promotional activities intensified during the semester the Corporation incurred a net loss of $439,336 ($0.01 per share) for the semester ended February 28, 2002, compared to a net loss of $258,895 ($0.01 per share) for the same period last year. During the period the Corporation invested $275,730 to increase its interest in its portfolio of marine concessions and $1,162,435 in exploration expenses to increase its understanding of the geology of its concessions while raising $1,312,046 of net equity financing.

General and administrative expenses

During the period, general operating expenses increased by 45% from $272,602 for the same period last year to $395,423 for this period. While traveling costs, salaries, office expenses and bank charges remained relatively stable ($164,262 for the period versus $151,680 for the same period last year), professional fees, public relations and information to shareholders fees accounted for $110,512 of the increase of general operating expenses ($231,161 for the period versus $120,649 for the same period last year).

In addition, the Corporation incurred other costs of $43,913 during the period versus a gain of $13,707 for the same period last year. The majority of the other costs for the period is composed of a foreign exchange loss of $56,163 that occurred in the first quarter following the dramatic devaluation of the South African Rand (ZAR) following the events of September 11th, 2001. As a matter of policy, the Corporation uses funds raised in Rand to pay expenses denominated in Rand, and since monetary assets and liabilities of the Corporation denominated in Rand are translated into Canadian dollars at the exchange rate in effect at the date of the balance sheet, this will, from time to time, create a foreign exchange accounting loss which does not result from a cash disbursement and is similar to a depreciation cost.

Mining properties

In accordance with its goal to find and develop world-class marine diamond resources and to control the largest marine exploration license area off the coast of Namibia, the Corporation has

invested over $275,730 to increase its interest in its portfolio of marine concessions in Namibia during the period.

The mining properties are valued at $6,131,756 as of February 28, 2002 ($5,856,026 as of August 31, 2001). The Corporation's major assets are its 60% interest in the Namibian Gemstones EPL concessions joint venture (valued at $5,235,181 as of February 28, 2002); its 50% interest in the Woduna Block J joint venture (valued at $647,175 as of February 28, 2002); its 30% interest in the Together Quando Block B joint venture (valued at $161,668 as of February 28, 2002); and its 30% interest in the Karas Block N joint venture (valued at $57,080 as of February 28, 2002).

Exploration and development programs

Afri-Can invested $1,162,435 during the period in exploration, development and maintenance expenses to increase its understanding of the geology of its marine concessions in Namibia. The major work accomplished during the period was the completion of a reconnaissance-sampling program on the Block J license area by De Beers Marine (Pty) Ltd.

These funds were invested as follows: $82,660 on the Namibian Gemstones joint venture for a total exploration and development investment and carrying value of $2,556,368 as of February 28, 2002; $992,257 on the Woduna Block J joint venture for a total exploration and development investment and carrying value of $1,618,760 as of February 28, 2002; $65,994 on the Together Quando Block B joint venture for a total exploration and development investment and carrying value of $427,121 as of February 28, 2002; and $21,521 on the maintenance cost related to our other Namibian joint ventures giving these ventures a carrying value of $149,452 as of February 28, 2002.

Financing and capital position

Afri-Can's common shares increased from 55,422,992 (valued at $23,941,861) at the beginning of the period to 60,830,392 (valued at $25,253,907), representing $1,312,046 of net equity financing. During the period, the Corporation completed private placements resulting in the issuance of 3,184,500 common shares in exchange for $732,435 in cash, issued 662,640 shares to increase the Corporation's property holdings in the Woduna Block J concession, issued 805,715 common shares in exchange of a $282,000 convertible promissory note and issued 754,545 shares from the exercise of warrants for $226,365 in cash. As of February 28 2002, the Corporation had $515,730 in its treasury.

Risk factors

All of the resource properties in which the Corporation has joint venture agreements are at the exploration stage only and are without a known body of commercial ore or minerals. Marine mineral exploration and development involves a high degree of risk.

The long-term profitability of the Corporation's operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programs, which may be affected by a number of factors. These include the particular attributes of marine mineral deposits, including the

quantity and quality of the ore, the cost to develop infrastructure for extraction, the financing cost, the rough diamond prices, as well as the competitive nature of the industry. The effects of these factors cannot be accurately predicted, but any combination of them may result in the Corporation not receiving an adequate return on invested capital.

Substantial expenditures are required for marine exploration programs and the development of reserves. In the absence of cash flow from operations, the Corporation relies on capital markets to fund its exploration and evaluation activities. Capital market conditions and other unforeseeable events may impact the Corporation's ability to finance and develop its projects.

Outlook

The Corporation intends to continue the evaluation and exploration of its properties subject to the availability of financing on terms acceptable to the Corporation in obtaining satisfactory exploration and feasibility results. The Corporation intends to finance these activities either through its existing financial resources or through additional equity or quasi-equity financing.

Based on the Corporation's past financing successes during difficult market periods, management believes that it will be able to finance its expenditures through equity financing, but there can be no assurance that the Corporation will be able to raise additional equity.

March 28, 2002

(s) Bernard J. Tourillon

Bernard J. Tourillon, MBA
Executive Vice-President and CFO

AFRI-CAN MARINE MINERALS CORPORATION

Unaudited Consolidated Financial Statements

For the second quarter ended February 28, 2002

Financial Statements

AFRI-CAN MARINE MINERALS CORPORATION

Unaudited Consolidated Balance Sheet

	As at Feb. 28, 2002	As at Aug. 31, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 437,204	$ 480,277
Short-term investments	78,526	198,152
Accounts receivable	68,717	56,430
Prepaid expenses	5,699	13,162
	590,146	748,021
Fixed assets (note 2)	48,643	51,713
Mining properties (note 3)	6,131,756	5,856,026
Deferred exploration and development expenses (note 4)	4,751,701	3,589,266
	$ 11,522,246	$ 10,245,026
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 852,345	$ 124,050
Due to directors	8,845	50,630
Shareholders' equity:		
Share capital (note 5)	25,253,907	23,941,861
Warrants (note 5)	-	200,000
Promissory notes (note 6)	282,000	564,000
Contributed Surplus	200,000	-
Deficit	(15,074,851)	(14,635,515)
	10,661,056	10,070,346
Subsequent events (note 8)		
	$ 11,522,246	$ 10,245,026

See accompanying notes to consolidated financial statements.

On behalf of the Board:

(s) Bernard J. Tourillon Director

(s) Marcel Drapeau Director

AFRI-CAN MARINE MINERALS CORPORATION
Unaudited Consolidated Statement of Deferred Expenses

	Quarter Ending Feb. 28		Six-Month Ending Feb. 28	
	2002	**2001**	**2002**	**2001**
Exploration expenses:				
Project management and consulting fees	$ 138,062	$ 105,287	$ 234,433	$ 180,941
Geological exploration fees	712,070	96,869	851,417	194,547
Traveling expenses	3,651	12,303	11,947	33,986
Administrative expenses	12,128	49,144	64,638	62,623
Increase in deferred expenses	865,911	263,603	1,162,435	472,097
Balance, beginning of period	3,885,790	4,768,885	3,589,266	4,560,391
Balance, end of period	$ 4,751,701	$ 5,032,488	$ 4,751,701	$ 5,032,488

See accompanying notes to consolidated financial statements.

AFRI-CAN MARINE MINERALS CORPORATION

Unaudited Consolidated Statement of Operations and Deficit

	Quarter Ending Feb. 28		Six-Month Ending Feb. 28	
	2002	**2001**	**2002**	**2001**
General and administrative expenses:				
Traveling expenses	$ 31,888	$ 32,322	$ 63,562	$ 64,573
Professional fees	44,487	23,698	89,857	53,815
Salaries and fringe benefits	26,011	18,265	41,121	34,086
Office expenses	21,874	20,032	47,384	40,036
Information to shareholders and registration fees	77,134	47,225	87,195	57,138
Public relations	11,585	4,438	54,109	9,969
Interest and bank charges	3,053	4,453	6,563	7,851
Depreciation of fixed assets	2,879	2,567	5,632	5,134
	218,911	153,000	395,423	272,602
Others:				
Foreign exchange loss	666	2,237	56,829	4,325
Interest income	(3,364)	(1,670)	(12,916)	(3,032)
Other	-	(15,000)	-	(15,000)
	(2,698)	(14,433)	43,913	(13,707)
Net loss	216,213	138,567	439,336	258,895
Deficit, beginning of period	14,858,638	11,570,292	14,635,515	11,449,964
Deficit, end of period	$ 15,074,851	$ 11,708,959	$ 15,074,851	$ 11,708,859
Net loss per share	$ (0.005)	$ (0.005)	$ (0,01)	$ (0,01)

See accompanying notes to consolidated financial statements.

AFRI-CAN MARINE MINERALS CORPORATION

Unaudited Consolidated Statement of Cash Flows

	Quarter Ending Feb. 28		Six-Month Ending Feb. 28	
	2002	**2001**	**2002**	**2001**
Cash flows from operating activities:				
Net loss	$ (216,213)	$ (138,567)	$ (439,336)	$ (258,895)
Adjustments to:				
Depreciation of fixed assets	2,879	2,567	5,632	5,134
	(213,334)	(136,000)	(433,704)	(253,761)
Net change in non-cash operating working capital items	18,678	9,016	(13,384)	(47,611)
	(194,656)	(126,984)	(447,088)	(301,372)
Cash flows from financing activities:				
Due to directors	(53,395)	61,019	(41,785)	51,684
Share issuance expenses	(80,825)	(8,800)	(84,412)	(14,700)
Share capital issuance	927,648	-	958,798	716,400
	793,428	52,219	832,601	753,384
Cash flows from investing activities:				
Disposition of short-term investments	8,002	-	119,626	-
Acquisition of fixed assets	(2,562)	-	(2,562)	(3,042)
Acquisition of mining properties	(119,107)	(2,973)	(120,070)	(23,017)
Deferred exploration and development expenses	(176,653)	(263,603)	(425,580)	(472,097)
	(290,320)	(266,576)	(428,586)	(498,156)
Net increase (decrease) in cash and cash equivalents	308,452	(341,341)	(43,073)	(46,144)
Cash and cash equivalents, beginning of period	128,752	456,464	480,277	161,267
Cash and cash equivalents, end of period	$ 437,204	$ 115,123	$ 437,204	$ 115,123

See accompanying notes to unaudited consolidated financial statements.

The Corporation, incorporated under the Canada Business Corporations Act, is involved in the mining industry.

The Company holds mining properties at the exploration stage in Namibia. The recoverability of amounts shown for mineral properties and related deferred expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Corporation to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

1. Significant accounting policies:

(a) Basis of consolidation:

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, Noragem (Pty) Limited, a Namibian company.

(b) Cash and cash equivalents:

Cash and cash equivalents are restricted to investments that are readily convertible into a known amount of cash, that are subject to minimal risk of changes in value and which have an original maturity of three months or less.

(c) Short-term investments:

Short-term investments are recorded at the lower of cost and market value.

(d) Fixed assets:

Fixed assets are accounted for at cost and depreciation is based on their useful life according to the following method and annual rates:

Asset	Method	Rate
Furniture and office equipment	Declining balance	20%
Computer equipment	Declining balance	30%

(e) Mining properties and deferred exploration and development expenses:

Costs related to the acquisition, exploration and development of mining properties are capitalized by property until the beginning of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized on the unit of production method. If it is determined that capitalized acquisitions, exploration and development costs are not recoverable over the estimated economic life of the property, or the project is abandoned, the project is written down to its net realizable value.

1. **Significant accounting policies (continued):**

   (e) Mining properties and deferred exploration and development expenses (continued):

   The recoverability of amounts recorded for mining properties and deferred exploration expenses is dependent upon the discovery of economically recoverable reserves, confirmation of the Corporation's interest in the underlying mining titles, the ability of the Corporation to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof. The amounts shown for mining properties and deferred exploration expenses do not necessarily represent present or future values.

   (f) Translation of foreign currencies:

   Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the date of the balance sheet. Revenue and expense items are translated monthly at the average exchange rate of the period. Translation gains and losses are included in earnings.

   Monetary assets and liabilities of the Corporation's subsidiary, considered as an integrated entity, are translated at rates in effect at the balance sheet date, whereas non-monetary assets and liabilities are translated at rates prevailing at their respective transaction dates. Revenues and expenses are translated at average rates prevailing during the year except for depreciation and amortization which are translated at rates prevailing at the dates the related assets were acquired. Translation gains and losses are included in earnings.

   (g) Net loss per share:

   Net loss per share is calculated using the weighted average number of outstanding shares during the year.

   (h) Stock-based compensation plan:

   The Corporation has a stock-based compensation plan, which is described in note 5. No compensation expense is recognized for this plan when stock options are granted to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

   (i) Use of estimates:

   The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, related amounts of revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

2. Fixed assets:

	2002		
	Cost	Accumulated depreciation	Net book value
Furniture and office equipment	$ 50,072	$ 25,171	$ 24,901
Computer equipment	52,576	28,834	23,742
	$ 102,648	$ 54,005	$ 48,643

3. Mining properties:

		Balance as at Aug. 31, 2001	Addition	Balance as at Feb. 28, 2002
Namibia - Namibian Gemstone	(1)	$ 5,235,181	$ -	$ 5,235,181
Namibia - Block B Quando (option)	(2)	160,705	963	161,668
Namibia - Block J Woduna (option)	(3)	372,408	274,767	647,175
Namibia - Block M Kuvelai (option)	(4)	20,044	-	20,044
Namibia - Block N Karas (option)	(5)	57,080	-	57,080
Ghana-Kade		1	-	1
Canada - East Leitch		1	-	1
Namibia - Other		10,606	-	10,606
		$ 5,856,026	$ 275,730	$ 6,131,756

(1) As at February 28, 2002, the Corporation has an interest of 60% (60% as at August 31, 2001) in the diamond concessions - Namibian Gemstone. Under an option and joint venture agreement entered into with Namibian Gemstone Mining Corporation (Pty) Limited, the Corporation has an option to acquire an additional interest of up to 20% by making a payment of US$1,440,000.

(2) As at February 28, 2002, the Corporation has an interest of 30% (30% as at August 31, 2001) in the diamond concession known as Quando (Block B). Under an option agreement with Together Quando Mining Consortium (Pty) Ltd., the Corporation has the exclusive right to increase its interest to 80% against payments and exploration expenditures. According to this agreement, the Corporation can earn an additional 30% interest by carrying out resources-delineation and bulk sampling programs and by paying N$270,000 (CDN$38,000) combined with the issuance of 200,000 shares to Together. Finally, Afri-Can shall earn an additional 20% undivided interest by paying, no later than 90 days following the completion of a bulk sampling program, N$170,000 (CDN$23,000) combined with the issuance of 100,000 shares to Together.

(3) As at February 28, 2002, the Corporation had increased its interest from 30% to 50% in the diamond concession known as Woduna (Block J). The interest increase has been paid by a cash payment of N$825,000 (CDN$114,000) and the issuance of 662,640 shares at N$825,000. Under an option and joint venture agreement between Woduna Mining Holding (Pty) Ltd. and the Corporation, the latter has the option to increase its interest further by acquiring an additional 20% interest against payment of two equal semi-annual cash payments of N$825,000 (CDN$114,000). Each such payment shall represent a 10% increase in the Corporation's interest in the concession.

(4) As per a joint venture agreement with Kuvelai Delta Mining Company (Pty) Ltd., the Corporation has the exclusive right to acquire a 55% interest in the diamond concession known as Kuvelai (Block M) against payment and exploration expenditures. The Corporation will earn a 30% undivided interest by paying N$250,000 (CDN$34,000) and by carrying out a geophysical survey for a maximum amount of N$800,000 (CDN$111,000). The Corporation shall also earn an additional 25% undivided interest by paying N$625,000 (CDN $87,000) to Kuvelai no later than one year following the approval of the agreement by the authorities.

(5) As at February 28, 2002, the Corporation has an interest of 30% (30% as at August 31, 2001) in the diamond concession known as Karas (Block N). As per the joint venture agreement with Karas Minerals Holding (Pty) Ltd., the Corporation has the exclusive right to acquire up to 55% in interest. Furthermore, Afri-Can could earn an additional 25% undivided interest by paying N$600,000 (CDN $83,000) to Karas no later than one year following the approval of the agreement by the authorities.

4. Deferred exploration and development expenses:

		Balance as at August 31, 2001	Addition	Balance as at Feb. 28, 2002
Namibia - Namibian Gemstone		$ 2,473,708	$ 82,660	$ 2,556,368
Namibia - Block B Quando (option)		361,127	65,994	427,121
Namibia - Block J Woduna (option)		626,503	992,257	1,618,760
Namibia - Block K Tsondab (option)	(1)	29,365	10,322	39,687
Namibia - Block M Kuvelai (option)		14,331	4,737	19,068
Namibia - Block N Karas (option)		84,232	6,465	90,697
		$ 3,589,266	$ 1,162,435	$ 4,751,701

(1) As per a joint venture agreement with Tsondab Gem Exploration (Pty) Ltd., the Corporation has the exclusive right to acquire a 70% interest in the diamond concession known as Tsondab (Block K). The Corporation will earn a 20% undivided interest by paying N$1,000,000 (CDN$138,000). Furthermore, the Corporation will earn an additional 10% undivided interest by paying N$1,000,000 (CDN$138,000) to Tsondab no later than six months following the approval of the agreement by the authorities. Finally, the Corporation will earn four additional 10% undivided interests by paying

N$500,000 (CDN$69,000) for each one no later than 18 to 36 months following the approval of the agreement by the authorities.

5. Share capital:

Authorized:

An unlimited number of common shares, voting, without par value.

Issuance:

During the years, the Corporation issued common shares as follows:

	Feb. 28, 2002		Aug. 31, 2001	
	Quantity	Amount	Quantity	Amount
Balance, beginning of year	55,422,992	$ 23,941,861	42,922,990	$ 21,224,971
Paid in cash	3,184,500	732,435	11,574,287	2,568,520
Acquisition of mining properties	662,640	155,660	120,000	55,000
Conversion of a promissory note (note 6)	805,715	282,000	805,715	282,000
Exercise of warrants	754,545	226,363	-	-
Share issuance expenses	-	(84,412)	-	(188,630)
Balance, end of period	60,830,392	$ 25,253,907	55,422,992	$ 23,941,861

Common share purchase options:

The Corporation maintains a stock option plan ("Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors of, or consultants to, the Corporation options to acquire common shares in such numbers, for such terms and at such exercise prices as may be determined by the Board.

The plan provides that the maximum number of common shares in the capital of the Corporation that may be reserved for issuance under the stock option plan shall be equal to 4,278,746 common shares and that the maximum number of common shares, which may be reserved for issuance to any one optionee pursuant to share option, may not exceed 5% of the common shares outstanding at the time of grant. The option's maximum term is 5 years from grant.

The option exercise price is established by the Board of Directors and may not be lower than the market price of the common shares at the time of grant.

A summary of changes in the Corporation's common share purchase options is presented below:

	Feb. 28, 2002			August 31, 2001		
	Weighted Number of options		average exercise price	Weighted Number of options		average exercise price
Balance, beginning of year	4,268,746	$	0.40	4,163,746	$	0.41
Granted	-		-	520,000		0.31
Cancelled	-		-	(415,000)		0.31
Expired	(418,746)		0.78	-		-
Balance at the end of the period	3,850,000	$	0.32	4,268,746	$	0.40

Options exercisable as at February 28, 2002:

Number		Exercise price	Expiry date
170,000	$	0.23 to 0.25	1.1
275,000		0.85	1.1
1,405,000		0.33 to 0.36	2.1
500,000		0.25	2.8
1,180,000		0.36	3.1
120,000		0.25 to 0.35	3.9
200,000		0.21	4.5
3,850,000			

Warrants:

Outstanding common share purchase warrants, entitling their holders to subscribe to an equivalent number of common shares, were as follows:

	Feb. 28, 2002			Aug. 31, 2001		
	Number of warrants		Average exercise price	Number of warrants		Average exercise price
Balance, beginning of year	13,683,145	$	0.32	6,240,000	$	0.32
Issued	1,592,250		0.33	7,443,145		0.32
Expired	(5,485,455)		0.32	-		-
Exercised	(754,545)		0.30	-		-
Balance at end of period	9,035,395	$	0.32	13,683,145	$	0.32

Warrants exercisable as at February 28, 2002:

Number	Exercise price	Expiry date
833,334	0.36	March 2002
2,200,000	0.36	June 2002
462,500	0.30	October 2002
3,241,382	0.30	January 2003
705,929	0.30	February 2003
1,592,250	0.33	July 2003
9,035,395		

6. Promissory notes:

	As at Feb. 28, 2002	As at Aug. 31, 2001
One promissory note (two in 2001), without interest for an amount of $282,000, may be paid in cash by the issuer, convertible at the issuer's option into 805,715 shares per promissory note at a price of $0.35 per share on June 30, 2002	$ 282,000	$ 564,000

(i) On September 25, 1998, the Corporation borrowed from Hartor US$744,000 ($1,128,688), used to purchase an additional 10% interest in the offshore diamond marine concession in Namibia. According to the agreement between the parties, this loan was repayable by the Corporation through the issuance of 3,232,836 common shares from its share capital.

(ii) On June 30, 2000, an agreement with Hartor was made as a final settlement of those loans. According to the agreement, the loan of US$744,000 was settled by a cash payment of $50,000 and by the issuance of three promissory notes of $282,000 each, convertible in shares.

AFRI-CAN MARINE MINERALS CORPORATION

Notes to Unaudited Consolidated Financial Statements, Continued

For the second quarter ended February 28, 2002

7. Statement of cash flows:

	2002	2001
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Interest	$ 4,287	$ 5,392
Income taxes	-	-
Non-cash financing and investing activities:		
Acquisition of mining properties through issuance of shares	155,660	-
Deferred expenses financed through accounts payable	736,855	-
Issuance of shares following conversion of promissory note	282,000	282,000

8. Subsequent events:

On February 6, 2002, Afri-Can concluded private placement agreements totaling $250,000. The private placement comprises units priced at $0.32 per share. Each unit consists of one share and one-half warrant. Each full warrant will entitle the bearer to acquire an additional share at $0.42 over a period of 18 months.

On March 13, 2002, Afri-Can has obtained authorization to have 833,334 warrants with expiry date of March 24, 2002 extended to expiry date of September 24, 2002.

Corporate Information

DIRECTORS AND OFFICERS

Chris I. von Christierson †
Director, Chairman of the Board

Pierre Léveillé †
Director, President and CEO

Bernard J. Tourillon
Director, Executive Vice President and CFO

Marcel Drapeau *
Director, Corporate Secretary

Kim Lord
Exploration and Project Manager

Anthony H. Bloom
Director

Kim Hatfield †
Director

Michael Nicolai *
Director

Hugh R. Snyder *†
Director

SENIOR TECHNICAL CONSULTANTS

Donald G. Sutherland
Placer Analysis Limited

Richard H.T. Garnett
Valrik Enterprises Limited

R.W. (Dick) Foster
Mellifera GeoConsultants CC

* Member of the Audit and Remuneration Committee
† Member of the Technical Committee

Head Office
15 Toronto Street, Suite 600
Toronto, Ontario, Canada M5C 2R1
Toll Free: 1-888-666-3431
E-mail: info@afri-canmarine.com
Web Site: www.afri-canmarine.com



Corporate Office — Canada
201-4444 St-Catherine Street West
Westmount, Quebec, Canada H3Z 1R2
Tel.: 514-846-2133
Fax: 514-846-1435

Corporate Office — Namibia
P. O. Box 22978
Windhoek, Namibia
Tel.: 246-61-263-951
Fax: 246-61-263-951
E-mail: noragem@iafrica.com.na

Legal Counsel
Lavery de Billy
Montreal, Quebec, Canada

Transfer Agents
Computershare
Montreal, Quebec, Canada

Auditors — Canada
KPMG
Montreal, Quebec, Canada

Auditors — Namibia
KPMG Namibia
Windhoek, Namibia

Bankers — Canada
HSBC (Canada)
Montreal, Quebec, Canada

Bankers — Namibia
First National Bank Namibia
Windhoek, Namibia

Trading Symbol: AFA
Exchange: CDNX
Shares Oustanding: 61,611,642
Fully Diluted: 73,710,502
SEC 12g3-2(b) exemption: file number 82-3329

7

SEC RULE 12g3-2(b) Exemption
File 82-3329

May 7, 2002, Westmount, Quebec
Press release – for immediate distribution

Symbol: AFA (TSX-VENTURE)
Shares outstanding: 61,632,642

FOUR NAMIBIAN REGIONAL COUNCILS ACQUIRE A DIRECT INTEREST IN AFRI-CAN MARINE

Mr. Pierre Léveillé, President of Afri-Can Marine Minerals Corp. ("Afri-Can"), is pleased to announce that Afri-Can has entered into an agreement with Ototinana Regional Marine Mineral Exploration (PTY) Ltd. ("ORMME") whereby ORMME will acquire a direct interest in the capital of Afri-Can. ORMME, a Namibian not for profit corporation, is directly owned by four regional councils representing the Oshikoto, Ohangwena, Oshana and Omusati regions. ORMME, which has been created to promote social and economic development, will assist Afri-Can to implement development initiatives in these regions, which have important social and economic uplifment needs. These regional councils, which constitute the local government of the cited regions, represent more than 50% of Namibia's population.

In terms of the agreement, Afri-Can will issue to ORMME 2.5 million common shares of Afri-Can, and in counterpart, the Ministry of Mines and Energy of Namibia has agreed to grant Afri-Can relinquishment relief in respect of all its concessions which involve joint ventures with Namibians. This non-reduction in concession areas will be valid for the next five years.

Also, the agreement stipulates that:

ORMME will have the right but not the obligation to maintain or increase its interest in Afri-Can, on terms and conditions acceptable to Afri-Can's Board of Directors.

ORMME will be entitled to one representative on the Board of Directors of Afri-Can, with future board representation determined in proportion to its shareholding percentage in Afri-Can.

Afri-Can has agreed to finance a special Goodwill Grant, equivalent to 1% of its annual gross sales, upon commencement of commercial production of diamonds from its Namibian marine concessions. The funds generated will be invested in specific social programs recommended by ORMME, subject to specific conditions, including regular audits by Afri-Can's auditors.

Afri-Can has agreed to invest a minimum of 5% of its exploration expenditures in training and empowerment programs related to its mining ventures.

The transaction is subject to all necessary regulatory approvals.

Mr. Pierre Léveillé, President of Afri-Can, stated, "We are very proud of this transaction, which is a first in Namibia, as it will strengthen our involvement in Namibia and increase the participation of Namibians in our projects."

Afri-Can Marine Minerals Corporation is a Canadian-based exploration company, actively involved in the acquisition, exploration and development of major diamond properties. The Corporation's large and prospective license holdings together with its growth strategy place it among the important participants in the marine diamond business.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé, President & CEO
Bernard J. Tourillon, Executive Vice-President & CFO
John Stella, Public Relations

TEL: (514) 846-2133 FAX: (514) 846-1435
E-MAIL: info@afri-canmarine.com
WEB SITE: www.afri-canmarine.com

- 30 -

SEC RULE 12g3-2(b) Exemption
File 82-3329

May 2, 2002, Westmount, Quebec
Press release – for immediate distribution

Symbol: AFA (TSX VENTURE)
Shares outstanding: 61,632,642

AFRI-CAN DELINEATES 10,000,000 SQUARE METERS OF DIAMONDIFEROUS SEDIMENT IN THE BLOCK J MARINE DIAMOND CONCESSION IN NAMIBIA

Mr. Pierre Léveillé, President of Afri-Can Marine Minerals Corp. ("Afri-Can"), is pleased to announce receipt of the final report on the sampling program conducted in December 2001, on Block J in Namibia. The prime objective of the report by Mr. R. W. (Dick) Foster and Mr. K. Lord was to determine the geology and potential of the most prospective areas. The report concludes that the three main features cover approximately 10 million sq. m and that untested areas amount to approximately 25 million sq. m. The conclusions are as follows.

ANALYSIS OF RESULTS

The qualitative sampling program achieved its main objective of proving that diamonds are present in Block J. The program also revealed that some areas have the potential to contain diamonds in economic concentrations. The program results have thus vindicated the decision to proceed with a sampling program based on the recommendations of Afri-Can's experienced consultants resulting from the detailed geophysical survey completed in 2001.

As announced on February 7, 2002, 23 diamonds were recovered from 338 samples and in spite of the fact that the sample size was very small for sampling marine diamond deposits (2.1 sq. m), two of the samples recovered more than one diamond. **This is very significant as it proves that concentrations of diamonds occur in some places well in excess of normal background concentrations present along and offshore off the West Coast of Namibia.**

The sediment patches that were proved to be diamondiferous span the whole length of the lease area, some 45 km, from south to north. The total area of the sediment patches shown to be diamondiferous is approximately 10,000,000 sq. m. Furthermore, geophysical results suggest that additional similar sediment patches amount to approximately 25,000,000 sq. m but these were not tested by sampling in the program.

The three main features are known as Features #8, #6 and #17.

Feature # 8 is a palaeo-surf zone feature that extends over an area of 11.7 million sq. m, of which 2 million sq. m have been proven to contain weakly cemented diamondiferous conglomerate. The gravels found in Feature #8 contain abundant classic "Orange River Suite of exotic pebbles" such as jaspers, agates, episodite and banded iron stone, which, in such anomalous quantities are important indicators of the presence of diamonds. Feature # 8 stands at 125 m below present sea level and is characterized by the presence of large elongated accumulations of large slabs of local bedrock, for which the term "gravel waves" has been coined. Afri-Can is the first company after Namdeb (joint-venture between the Namibian Government and De Beers) to have discovered a gravel waves deposit.

Feature #6 is an Aeolian/fluvial feature covering 3.69 million sq. m. of which 3.1 million sq. m have been proven to contain diamondiferous gravels. The geology of this feature appears similar to that currently mined by Diamond Fields (Marshall Forks) and Namco (Feature 19).

Feature #6 stands at about 105 m below sea level and is an assemblage of valleys and depressions, which would have been exposed when the sea level was at -125 m during the formation of Feature #8, but would have then been flooded as the sea level rose, thus creating shallow marine or lagoon environments.

Feature # 17 is a series of back beach valleys characterized by the presence of gravel wave formations. This feature covers an area of 700,000 sq. m and has been proven to contain diamondiferous gravels. To seawards of the beach is an area designated as Feature #16, that contains extensive gravel waves and forms part of the possible 25,000,000 sq. m extensions of diamondiferous ground.

RECOMMENDATIONS FOR FURTHER WORK

While it must be emphasized that the program was very preliminary, the results of the exploratory sampling suggest that Block J has the potential to contain a significant deposit of diamonds. This means that the results strongly justify a program of quantitative follow-up sampling work. It is recommended that the first round of follow-up work is restricted to the aeolian/fluvial valleys and the surf zone environments (Features #6 and #8), as these currently appear to hold the greatest potential. The goal of the proposed program would be to:

- Determine the continuity of mineralization along and across the features.
- Establish sufficient quantitative data on the features to support an Inferred Resource.
- Establish preliminary data on potential mining economics.

The recommended program calls for the collection of a minimum of 340 x 10 sq. m samples, which is anticipated will take approximately 90 days. The sampling program layout and budget will be completed within 5 weeks and the contractor will be named soon after. The sampling schedule will be determined with the contractor and shareholders will be kept advised of developments.

Mr. Dick Foster is an independent consultant with extensive experience in the marine diamond industry. He worked for De Beers for 32 years before retiring in 1996. With De Beers Marine he held the position of Geological Manager for 11 years and he was involved extensively in the management of exploration and mining programs. He led the teams that discovered the major diamond deposits on the mid-continental shelves off South Africa and Namibia. Since 1996, Mr. Foster has been active in providing geological consulting and exploration management services.

Mr. Lord, Exploration Manager of Afri-Can, is a geologist with 19 years of experience in marine diamond exploration.

Block J is the subject of a joint-venture agreement between Afri-Can and Woduna Mining Holding (PTY) Ltd, a Namibian empowerment group. In terms of the agreement Afri-Can has the right to acquire a controlling interest of 70%. Currently, Afri-Can owns 50% of the concession.

Afri-Can Marine Minerals Corp. is a Canadian company, actively involved in the acquisition, exploration and development of major marine diamond properties in Namibia. The Corporation's large and prospective license holdings, together with its growth strategy, place it among the important participants in the marine diamond business.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé, President
Bernard J. Tourillon, Executive Vice-President & CFO
John Stella, Investor Relations

TEL: (514) 846-2133 FAX: (514) 846-1435
E-MAIL: info@afri-canmarine.com
WEB SITE: www.afri-canmarine.com

This press release contains certain "forward-looking statements", as identified in the Afri-Can's periodic filings with Canadian Securities Regulators, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

February 28, 2002, Westmount, Quebec
Press release – for immediate distribution

Symbol: AFA (CDNX)
Shares outstanding: 60,830,392

AFRI-CAN MARINE MINERALS EXTENDS SHARE PURCHASE WARRANTS

Mr. Pierre Léveillé, President of Afri-Can Marine Minerals Corporation, announces that the Corporation's Board of Directors has by resolution dated February 22, 2002 authorized the extension until September 24, 2002 of the expiry date of the share purchase warrants set to expire on March 24, 2002 with an exercise price of $0.36. At the present time, 833,334 share purchase warrants have not been exercised.

This extension is subject to the approval by the appropriate regulatory authorities.

The Canadian Venture Exchange (CDNX) does not accept responsibility for the adequacy or accuracy of this release.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé, President

Bernard J. Tourillon, CFO

TEL: (514) 846-2133 FAX: (514) 846-1435
WEBSITE: www.afri-canmarine.com